Pioneer Intermediate Tax-Free Fund
3/31/99 NSAR

Responses to Sub-Item 77C:

(a) The registrant held a special meeting of shareholders on Tuesday, March 30, 1999.

(b) Omitted pursuant to Instruction 2 of Sub-Item 77C.

(c) Proposal 1 from the registrant's definitive proxy statement filed electronically with the Commission on February 9, 1999 (Accession No. 0001016964-99-000031) is incorporated herein by reference in response to this sub-item. The results of shareholder voting were as follows:

Proposal 1--Approval of an Agreement and Plan of Reorganization between the registrant and Pioneer Tax-Free Income Fund.

Affirmative                   Against             Abstain
-----------                   -------             -------

3,303,517.705                 164,679.879         167,940.740

(d) None.